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                              May 13, 2024

       Jorge de Pablo
       Chief Executive Officer
       Enphys Acquisition Corp.
       100 Wall Street, 20th Floor
       New York, NY 10005

                                                        Re: Enphys Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 6, 2024
                                                            File No. 001-40879

       Dear Jorge de Pablo:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risk Factors, page 15

   1. We note that you are seeking to extend your termination date to December 8, 2024, a date which is approximately
38 months from your initial public offering. We also note that your securities are
listed on the NYSE and that Section 102.06 of the NYSE Listed
                                                        Company Manual requires
that a special purpose acquisition company complete a
                                                        business combination
within three years of the effectiveness of its IPO registration statement. Please
revise to explain that the proposal to extend your termination deadline to
                                                        December 8, 2024, does
not comply with this rule and revise to disclose the risks of your non-compliance with
this rule, including that your securities may be subject to suspension and delisting from the
NYSE, and the consequences of any such suspension or delisting.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jorge de Pablo
Enphys Acquisition Corp.
May 13, 2024
Page 2

       Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameJorge de Pablo
                                                        Division of Corporation
Finance
Comapany NameEnphys Acquisition Corp.
                                                        Office of Real Estate &
Construction
May 13, 2024 Page 2
cc:       Doug Lionberger, Esq.
FirstName LastName